DIGITAL ANGEL CORPORATION
490 Villaume Avenue
South St. Paul, Minnesota 55075
(651) 455-1621

December 30, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:
Digital Angel Corporation
Registration Statement on Form S-3
(File No. 333- 108274)

Ladies and Gentlemen:

        On August 27, 2003, Digital Angel Corporation (the "Registrant") filed the above referenced registration statement (the "Registration Statement") with the Commission. The Registration Statement was amended on October 31, 2003. The Registrant has since modified the terms of the transaction pursuant to which the securities to be registered under the Registration Statement were sold in order to meet registration requirements and intends to file a new registration statement with respect to the securities issued in the amended transaction. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registration Statement. The Registrant has not sold any securities in connection with the proposed offering.

        If you have any questions regarding this, please do not hesitate to contact our counsel, William J. Conti, at (202) 861-1726, or Janis M. Penman, at (202) 861-1622.

Very truly yours,
Digital Angel Corporation
By: /s/ VAN CHU Van Chu Chief Executive Officer